UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026
Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)
1 Caspian Point,
Caspian Way,
Cardiff, CF10 4DQ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Registered Direct Offering

On June 29, 2026, Biodexa Pharmaceuticals PLC (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Investor (the “Registered Offering”), (i) an aggregate of 82,809 American Depositary Shares (“ADSs”) and (ii) an aggregate of 200,143 pre-funded warrants exercisable for ADSs (the “Registered Pre-Funded Warrants”).

Each ADS is being sold at an offering price of US$2.85, and each Registered Pre-Funded Warrant is being sold at an offering price of US$2.8499. Each ADS represents 500,000 ordinary shares, nominal value £0.000001 per share (the “Ordinary Shares”).

The Registered Pre-Funded Warrants are being sold, in lieu of ADSs, to the Investor such that the Investor’s purchase of ADSs in the Registered Offering would not otherwise result in such Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% or 9.99 (such amount to be determined at the option of the Investor upon issuance) of the Company’s outstanding Ordinary Shares immediately following the consummation of the Registered Offering. Each Registered Pre-Funded Warrant represents the right to purchase one ADS at an exercise price of $0.0001 per ADS. The Registered Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until exercised in full.

The ADSs and Registered Pre-Funded Warrants are being offered pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with a takedown from the Company’s registration statement on Form F-3 (File No. 333-290554), which was filed with the SEC on September 26, 2025 and declared effective on September 30, 2025 (the “Registration Statement”).

Additionally, pursuant to the terms of the Purchase Agreement, the Company will, upon receipt of shareholder approval (the “Shareholder Approval”), issue to the Investors warrants exercisable for an aggregate of 282,952 ADSs (the “Series M Warrants”), in a private placement transaction (the “First Private Placement”). The ADSs issuable upon exercise of the Series M Warrants are referred to herein as the “Series M Warrant ADSs.”

The Series M Warrants will be exercisable at an exercise price of US$2.85 per ADS, subject to adjustments for certain dilutive Company equity issuances. The Series M Warrants become exercisable upon receipt of Shareholder Approval. The Series M Warrants will expire five years from the date of the Shareholder Approval and may be exercised on a cashless basis. The Series M Warrants and the ADSs issuable upon the exercise of the Series M Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

The Investor (together with its affiliates) may not exercise the Series M Warrants if the Investor would beneficially own more than 4.99% or 9.99% (such amount to be determined at the option of the Investor upon issuance) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The Purchase Agreement contains customary representations, warranties and covenants of the Company and the Investor, and customary indemnification provisions for a transaction of this type. Pursuant to the terms of the Purchase Agreement, the Company has agreed to certain restrictions on subsequent equity sales and variable rate transactions, subject to certain exceptions.

Concurrent Private Placement

Additionally, on June 29, 2026, in a concurrent private placement transaction (the “Second Private Placement” and, together with the Registered Offering and the First Private Placement, the “Offerings”), the Company agreed to issue and sell to the Investor, (i) pre-funded warrants exercisable for an aggregate of 350,877 ADSs (the “Unregistered Pre-Funded Warrants,” and together with the Registered Pre-Funded Warrants, the “Pre-Funded Warrants”) and (ii) upon receipt of Shareholder Approval, warrants to purchase an aggregate of 701,754 ADSs (the “Series N Warrants,” and together with the Series M Warrants and the Pre-Funded Warrants, the “Warrants”). The ADSs issuable upon exercise of the Series N Warrants are referred to herein as the “Series N Warrant ADSs.” The ADSs issuable upon exercise of the Warrants are referred to herein as the “Warrant ADSs.”

Each Unregistered Pre-Funded Warrant is being sold at an offering price of US$2.8499. The Unregistered Pre-Funded Warrants are being sold, in lieu of ADSs, to the Investor such that the Investor’s purchase of ADSs in the would not otherwise result in such Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% or 9.99% (such amount to be determined at the option of the Investor upon issuance) of the Company’s outstanding Ordinary Shares immediately following the consummation of the Offerings. Each Unregistered Pre-Funded Warrant represents the right to purchase one ADS at an exercise price of $0.0001 per ADS. The Unregistered Pre-Funded Warrants will be exercisable immediately and may be exercised at any time until exercised in full.

The Series N Warrants will be exercisable at an exercise price of US$2.85 per ADS, subject to adjustments for certain dilutive Company equity issuances. The Series N Warrants become exercisable upon receipt of Shareholder Approval. The Series N Warrants will expire five years from the date of the Shareholder Approval and may be exercised on a cashless basis. The Series N Warrants and the ADSs issuable upon the exercise of the Series N Warrants are not being registered under the Securities Act, were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

The Investor (together with its affiliates) may not exercise the Series N Warrants if the Investor would beneficially own more than 4.99% or 9.99% (such amount to be determined at the option of the Investor upon issuance) of the number of Ordinary Shares outstanding immediately after giving effect to such exercise.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor in which it agreed to file with the SEC a registration statement covering the resale of all of the Warrants and Warrant ADSs within fifteen calendar days after the closing date, to use commercially reasonable efforts to cause the registration statement to become effective by the 45th calendar day following the closing date (or, in the event of a “full review” by the SEC, the 75th calendar day).

Warrant Inducement

On June 29, 2026, the Company entered into warrant exercise inducement letter agreement (the “Inducement Letter”) with a holder of certain of the Company’s outstanding Series L warrants to purchase Ordinary Shares represented by ADSs (the “Existing Warrants”), pursuant to which such holder agreed to exercise Existing Warrants to purchase an aggregate of 609,756 ADSs at a reduced exercise price of $2.85 per ADS (the “Warrant Inducement”). In consideration therefor, the Company agreed, upon receipt of Shareholder Approval, to issue unregistered warrants to purchase an aggregate of 1,219,512 ADSs (the “Series O Warrants”), representing 200% of the ADSs issued upon exercise of the Existing Warrants. The Series O Warrants will have an exercise price of US$2.85 per ADS, will not be exercisable until Shareholder Approval is obtained and will have a term of five years from the date Shareholder Approval is obtained.

The aggregate gross proceeds to the Company from the Offerings and the Warrant Inducement are expected to be approximately $3.54 million, before deducting placement agent fees and related offering expenses. The Offerings and the Warrant Inducement are expected to close on or about July 1, 2026, subject to customary closing conditions.

In connection with the Offerings and the Warrant Inducement, the Company entered into a placement agency agreement (the “Placement Agent Agreement”) with Maxim Group LLC (“Maxim”), pursuant to which the Company engaged Maxim as the exclusive placement agent for the Offering. The Company agreed to pay Maxim a cash fee in an amount equal to 8.0% of the aggregate gross proceeds received by the Company from the sale of the securities at the closing and to reimburse Maxim for certain out-of-pocket expenses, including the reasonable fees and expenses of Maxim’s counsel, subject to the limits set forth in the Placement Agent Agreement.

The foregoing descriptions of the Purchase Agreement, the Warrants, the Inducement Letter, the Series O Warrants, the Placement Agent Agreement, and the Registration Rights Agreement are not complete and are qualified in their entirety by references to the full text of the forms of Purchase Agreement, Unregistered Pre-Funded Warrants, Registered Pre-Funded Warrants, Series M Warrants, Series N Warrants, the Inducement Letter, Series O Warrants, the Placement Agent Agreement, and the Registration Rights Agreement, which are filed as exhibits to this Report and are incorporated by reference herein.

This report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information included under the headings “Registered Direct Offering,” “Concurrent Private Placement” and “Warrant Inducement” of this Report on Form 6-K, including Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 5.1, 5.2, 10.1, 10.2 and 10.3, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-209365) and Form F-3 (File No. 333-290554) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Other Events

On June 30, 2026, the Company issued a press release disclosing the material terms of the transactions contemplated by the Purchase Agreement and the Inducement Letter, a copy of which is furnished as Exhibit 99.1 and incorporated herein by reference.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements that involve risks and uncertainties, such as statements related to the anticipated closing of the Offerings and the Warrant Inducement, the amount of proceeds expected from the Offerings and the Warrant Inducement, the Company’s ability to obtain shareholder approval for the issuance of the Warrants and the exercise of the Warrants, and the expected filing and effectiveness of resale registration statements. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, the Company’s ability to obtain required shareholder approval and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this report on Form 6-K. The Company does not intend to revise or update any forward-looking statement in this report on Form 6-K as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of June 2026, and incorporated by reference herein, is:

Exhibit No.	Description

4.1	Form of Series M Warrant.

4.2	Form of Series N Warrant.

4.3	Form of Series O Warrant

4.4	Form of Registered Pre-Funded Warrant

4.5	Form of Unregistered Pre-Funded Warrant

5.1	Opinion of Stephenson Hartwood LLP*

5.2	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky & Popeo P.C.

10.1	Form of Securities Purchase Agreement, dated as of June 29, 2026, by and between Biodexa Pharmaceuticals PLC and the investors identified on the signature pages thereto.**

10.2	Placement Agency Agreement, dated as of June 29, 2026, by and between Biodexa Pharmaceuticals PLC and Maxim Group LLC.

10.3	Registration Rights Agreement, dated as of June 29, 2026, by and between Biodexa Pharmaceuticals PLC and the purchasers identified on the signature pages thereto.

10.4	Form of Warrant Inducement Agreement, dated as of June 29, 2026, by and between Biodexa Pharmaceuticals PLC and the holders identified on the signature pages thereto.

99.1	Press release dated June 30, 2026.

104	Cover Page Interactive Data File (formatted in Inline XBRL).

* To be filed by amendment.

** Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: June 30, 2026	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer